

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Anthony D. Squeglia
Chief Financial Officer
Pro Pharmaceuticals, Inc.
7 Wells Avenue
Newton, MA 02459

> **Re:** **Pro Pharmaceuticals, Inc.**
> **Form 8-K**
> **Filed September 30, 2010**
> **File No. 001-31791**

Dear Mr. Squeglia:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 4.01(a) Changes in Registrant's Certifying Accountant

1. Your disclosure indicates that you were notified on July 21, 2010 that McGladrey & Pullen, LLP acquired certain assets of Caturano and Company, Inc. It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please confirm that you understand that your delinquency may impact your eligibility requirements for filing on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant